Writer's Direct Line: 858-720-8942 jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

March 27, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

    Re:
    Clean Energy Fuels Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed September 7, 2006
    File No. 333-137124

Dear Mr. Owings:

        On behalf of Clean Energy Fuels Corp. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        The Amendment No. 1 to Registration Statement (the "Form S-1/A") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated October 3, 2006. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below. Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 1, together with a binder (the "Supplemental Binder") that includes supplemental information and documents referenced in the letter.

General

1.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act, including the price range and related information based on a bona fide estimate of the public offering price within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  Response:    The Company acknowledges the Staff's comment and will provide the Staff with sufficient time to review the Company's complete disclosure prior to any distribution of preliminary prospectuses.

Outside Front Cover Page of Prospectus

2.
Please tell us why you believe the text of the two sections entitled, The Natural Gas Vehicle Advantage and North America's Leader in Clean Transportation, is appropriate for the beginning of your prospectus or consider relocating them to a section of the prospectus following the risk factors. The information in these sections appears to be more appropriate for the body of the document.

  Similarly, this comment applies to the same text and the chart that you have included in the graphics at the beginning of your prospectus.

  Response:    In response to Staff comments 2 and 3, the Company revised the beginning of the prospectus significantly. The Company deleted the chart and all the text included in the graphics at the beginning of the prospectus, except for: (1) the large caption entitled "The Natural Gas Vehicle Advantage"; (2) four small captions, each one sentence long, explaining generally the main advantages of natural gas as an alternative fuel for vehicles; and (3) several brief captions accompanying the pictures included at the beginning of the prospectus, which were added in response to the Staff's next comment. The Company believes these revisions help highlight some of the principal advantages of the Company's business in a reader friendly manner.

3.
Please revise the narrative disclosure that accompanies the artwork so it does not repeat the disclosure that appears in the summary. Please briefly describe the photographs that you have included. If you include revenue amounts, please also include net income figures.

  Response:    Please see response to Staff comment 2.

Prospectus Summary, page 1

4.
Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management's belief, industry data, reports/articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

•
"Domestic prices for gasoline and diesel fuel have increased significantly in recent years, largely as a result of higher crude oil prices and constrained domestic refining capacity. Industry analysts believe that crude oil prices will remain high compared to long-term historical averages as crude oil producers continue to face challenges to find and produce crude oil reserves in quantities sufficient to meet growing global demand." The Market for Vehicle Fuel, page 2.

•
"Natural gas vehicle fuels have become increasingly less expensive than gasoline and diesel as prices for gasoline and diesel have risen. In addition, CNG and LNG are also cheaper than the two other most widely available alternative fuels, ethanol blends and biodiesel." The Market for Vehicle Fuels, page 2.

•
"We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada." Overview, page 31.

•
"In order to comply with the 2007 standards, we expect 2007 and later engine models to employ significant new emissions control technologies , which are expected to increase the cost of a diesel vehicle manufactured in 2006 by as much as $10,000 to $20,000 per vehicle." Emission Reduction, page 54.

•
"CNG and LNG are safer than gasoline and diesel because they dissipate into the air when spilled or in the event of a vehicle accident." Safer, page 56.

  We may have further comments once we examine your revisions.

  Response:    In response to the Staff's comment, the Company has reviewed and revised its disclosure to ensure that it has identified the source for the statements it has provided; or alternatively, has provided to the Staff relevant reports and articles, appropriately marked and dated. Please see Tabs 1 through 9 in the Supplemental Binder. In some instances a more complete statement of the source for data is provided in the business section of the prospectus instead of the summary. Please see the response to Staff comment 38 for sources supporting the "leading provider" statement noted in the third bullet point.

5.
The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in other sections of your document, such as in your Our Business, The Market for Vehicle Fuels, Competitive Strengths, and Business Strategy subsections. See Instruction to Item 503(a) of Regulation S-K. Please eliminate the Competitive Strengths and Business Strategy subsections and shorten the remaining sections. Also, you should balance your revenues disclosure with net income amounts for the same periods.

  Response:    In response to the Staff's comment, the Company has shortened the summary, has eliminated the Competitive Strengths and Business Strategy subsections, and otherwise has revised disclosure in response to the Staff's comment.

The Offering, page 5

6.
You state that the number of shares of your common stock that will be outstanding after this offering is based on the number of shares of capital stock that was outstanding as of July 31, 2006. Please estimate the number of shares of your common stock that will be outstanding after this offering using a more recent date than July 31, 2006.

  Response:    In response to the Staff's comment, the Company has updated this disclosure using a more recent date. Please see page 3 of the Form S-1/A. Before the Company distributes preliminary prospectuses, it plans to update these numbers again using a more recent date in a subsequent amendment to the Registration Statement.

Summary Historical Consolidated Financial Data, page 6

Adjusted EBITDA (Non-GAAP), page 7

7.
We note your presentation of the non-GAAP measure "Adjusted EBITDA" here and throughout the document. If you consider this measure to be a non-GAAP measure of performance, please indicate this. Further, please provide cautionary disclosure that the non-GAAP measure may not be comparable to similarly titled measures used by other entities and remove any implication that the non-GAAP measure could be considered an alternative to income (loss) before income taxes, the most directly comparable GAAP measure, as an indicator of operating performance. Additionally, in arriving at this measure, it appears you exclude items that are recurring in nature. Please note that if you present a non-GAAP performance measure that excludes items of a potentially recurring nature, you should demonstrate the usefulness of the measure. In this regard, you should fully address the bullet points in Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov in crafting your revised disclosures. In this regard, ensure you revise your disclosures as follows:

•
Disclose the specific manner in which you use the non-GAAP measure to conduct or evaluate your business. If you do not use the measures in any of the above manners, please explain your basis for presenting the measures as indicators of performance.

•
Discuss the economic substance behind your decision to use the measures.

•
Disclose the material limitations associated with use of the measures as compared to the use of the most directly comparable GAAP financial measure.

•
Disclose the manner in which you compensate for these limitations when using the measures.

  •
  Disclose the substantive reasons why you believe the measures provide useful information to investors.

  Response:    In the Form S-1/A, the Company replaced Adjusted EBITDA with a non-GAAP measure entitled "Adjusted Margin," which the Company believes will be of more use to investors going forward in light of the Company's new risk management policies and procedures (adopted in February 2007) related to its futures contracts and fixed-price sales contracts. The Company has addressed the Staff's comment as if it applied to Adjusted Margin. Please see pages 5 and 25-26 of the Form S-1/A.

  Under the Company's new risk management policies and procedures, the Company supplementally advises the Staff that its ability to purchase natural gas futures contracts and offer fixed-price sales contracts to its customers is now more restricted. The Company generally may no longer offer a fixed-price sales contract to a customer unless it purchases futures contracts in quantities reasonably expected to effectively hedge its exposure to cash flow variability related to that fixed-price sales contract. Moreover, the Company may not dispose of any such futures contracts until maturity unless approved in advance by the board of directors and the derivative committee. The Company is also required under the new policy to attempt to qualify its futures contracts for hedge accounting under SFAS No. 133 (which qualification, if successful, would cause fluctuations in the values of its outstanding futures contracts not to be reflected in its consolidated statements of operations). For more information about the Company's new risk management policies and procedures regarding its futures activities and fixed-price sales contracts, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management Activities" beginning on page 32 of the Form S-1/A. Given these new policies and procedures and the expected phase-out of the majority of the Company's "naked" fixed-price and price cap sales contracts (discussed below) by December 2008 (please see pages 37-38 of the Form S-1/A), the Company expects its operating results will be more "normalized" going forward by mitigating the volatility of its earnings related specifically to futures contracts and reducing its risk related to fixed-price sales contracts. Based on the foregoing, the Company expects that Adjusted Margin will enable investors to better project future performance based on historical performance.

  In addition, the Company supplementally advises the Staff that it believes the non-GAAP measure entitled "futures contract adjustment" is helpful to an investor's understanding of the Company's operating performance for the following reasons: From 2003 to 2006, the Company from time to time disposed of natural gas futures contracts associated with its fixed price or price cap sales contracts when the Company (upon the advice of its derivatives advisor, B.P. Capital) became convinced that such futures contracts were significantly in-the-money and could be sold for a profit that exceeded the profits the Company otherwise would expect to receive if it held the futures contracts until maturity. The sale of such futures contracts would typically result in a significant realized gain in the "derivative (gain) loss" line item in the period of sale. Following such sale, the Company would be "naked" with respect to the associated fixed price or price cap sales contract. During these periods, if the price of natural gas rose, the Company was forced to sell natural gas under the "naked" contracts at a reduced margin or at a loss. In light of the foregoing, the Company believes futures contract adjustment allows investors: (1) to gain more insight into what the Company's operating margin would have looked like if the Company's anticipated profits had materialized under the fixed price or price cap sales contracts with the associated futures contracts held in place until maturity; and (2) to compare more effectively the Company's operating performance period-by-period going forward in light of the Company's new risk management policies and procedures, as discussed above.

Risk Factors, page 8

8.
Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503 (c) of Regulation S-K. As examples, please consider the following risk factors:

•
"We may encounter environmental, regulatory and other difficulties if we construct a new LNG plant we have planned, which could increase costs significantly and divert resources and management attention." Page 14.

•
"We may require additional capital to expand our business, and this capital might not be available on acceptable terms, or at all." Page 15.

•
"Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations." Page 18.

  Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the third full risk factor on page 17. Some of your risk factors should be separated into multiple risk factors, such as the first full risk factor on page 12 and the last risk factor on page 15. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

  Response:    In response to the Staff's comment, the Company has revised the risk factors section extensively. The Company has made the following changes, among others:

  •
  The Company has revised the risk factor originally entitled "We may encounter environmental, regulatory and other difficulties if we construct a new LNG plant..." to explain more clearly the specific risks applicable to the Company. Please see page 10 of the Form S-1/A. This risk factor is now entitled "We are in the process of constructing a new LNG liquefaction plant..."

  •
  The Company has revised the risk factor originally entitled "We may require additional capital to expand our business..." to provide more factual background to place this risk factor in context. In particular, the Company has added disclosure pertaining to its historical dependence on capital provided by related parties. Please see page 6 of the Form S-1/A. This risk factor is now entitled "We historically have relied on capital contributions by related parties..."

  •
  The Company has deleted the risk factors entitled "Changes in financial accounting standards..." and "We do not intend to pay dividends..."

  •
  The Company separated the risk factor originally entitled "We rely on our management team..." into two separate risk factors entitled "If we are unable to attract..." and "We rely on related parties for advice..." Please see page 13 of the Form S-1/A.

  •
  The Company separated the risk factor originally entitled "Our forward contract purchases may result in significant fluctuations in cash flows..." into two separate risk factors entitled "Our futures contracts may not be as effective as we intend..." and "If our futures contracts do not qualify for hedge accounting..." Please see pages 11-12 of the Form S-1/A. The Company also has added two new risk factors regarding its futures activities entitled "If we do not have effective futures contracts in place..." and "A decline in the value of our futures contracts may result in margin calls..." Please see pages 10 and 11 of the Form S-1/A.

A decline in the demand for vehicular natural gas will reduce our revenue..., p.8

9.
In this risk factor, you list seven circumstances that you claim could cause a drop in demand for natural vehicle fuel. Please consider whether any of these circumstances are risks material enough to be included in their own, separate risk factor. If not, please consider revising this risk factor so that the factors causing any drop in demand do not appear more important than the overall risk that demand could drop.

  Also, please revise the first risk factor on page 11, the last risk factor on page 14, and the first full risk factor on page 16 in the same manner.

  Response:    In response to the Staff's comment, the Company has revised the specified risk factors as follows:

  •
  "A decline in the demand for vehicular natural gas will reduce our revenue...", page 8—The Company revised this risk factor to abbreviate the listed circumstances so that they do not appear more important than the overall risk that demand could drop. Please see page 7 of the Form S-1/A.

  •
  "The volatility of natural gas prices...", p. 11—The Company reformatted this risk factor to eliminate the bullet points in front of the listed circumstances so that they do not appear more important than the overall risk that natural gas prices are volatile. Please see page 6 of the Form S-1/A.

  •
  "We provide financing to fleet customers....", p.14—The Company reformatted this risk factor to eliminate the bullet points in front of the listed circumstances so that they do not appear more important than the overall financing risk. Please see page 12 of the Form S-1/A.

  •
  "We may have difficulty managing our planned growth.", p.16—The Company reformatted this risk factor to eliminate the bullet points in front of the listed circumstances so that they do not appear more important than the overall risk that it may have difficulty managing growth. Please see page 13 of the Form S-1/A.

Our third-party LNG suppliers may cancel their supply contracts with us on..., page 10

10.
You state that you have contracts with four LNG suppliers, but you discuss only two in this risk factor. Please discuss your other two LNG suppliers as well.

  Response:    In response to the Staff's comment, the Company has revised its disclosure to clarify that it has only two primary third-party LNG suppliers. Please see page 9 of the Form S-1/A. The Company supplementally advises the Staff that its other two third-party LNG suppliers supply approximately 6% of the Company's LNG requirements while the Company's Pickens Plant supplies the remaining 30% of the Company's LNG requirements. The Company also updated this disclosure to focus on LNG supplied during the year ended December 31, 2006.

The volatility of natural gas prices impacts the cost of us purchasing..., page 11

11.
In your Commodity Risk subsection on page 47, you state that over a six year period from the end of 1999 to the end of 2005, the price for natural gas has ranged from a low of $1.83 per thousand BTU's to a high of $15.38 per thousand BTU's. Please consider including specifically this vast price range in this risk factor or in a separate risk factor.

  Response:    In response to the Staff's comment, the Company has included the natural gas price range in this risk factor. Please see page 6 of the Form S-1/A. The Company also updated this disclosure to include natural gas prices through the year ended December 31, 2006.

Our forward contract purchases may result..., page 12

12.
Please relocate this risk factor so it appears among the first risk factors given that your net income has fluctuated significantly as a result of these forward contract purchases.

  Response:    The Company notes the Staff's comment but does not believe the risk factors relating to its natural gas futures activities should be placed more prominently than the risk factors preceding them for the following reasons: (1) the Company currently has no outstanding natural gas futures contracts; (2) in an effort to mitigate the volatility of its earnings related to futures contracts, the Company's board of directors adopted new risk management policies and procedures that restrict the Company's purchase and sale of futures contracts, and also require the Company to attempt to qualify its futures contracts for hedge accounting under SFAS No. 133 (which qualification, if successful, would cause fluctuations in the values of its outstanding futures contracts between periods not to be reflected in its consolidated statements of operations); and (3) the Company believes the preceding risk factors relating to its history of net losses, the level of acceptance of natural gas as a vehicle fuel, the limited supply of LNG in the United States and Canada, the limited number of natural gas vehicle and engine manufacturers, and the dependence of the Company's growth on environmental regulation and tax and related government incentives, for example, present greater risks to the Company's business, results of operation, financial condition and prospects than the risk factors relating to its futures activities.

Management's Discussion and Analysis of Financial Condition and Results..., page 31

13.
We note from the disclosure on pages 17 and 19 that you are instituting changes to address and improve your internal control procedures and compliance capabilities. In this section, please discuss the improvements that you must make to your internal and disclosure controls to the extent that you believe you will have difficulty implementing these changes and that these areas will remain a risk to your financial reporting obligations.

  Response:    In response to the Staff's comment, the Company has revised its disclosure to discuss the nature of the improvements to its internal and disclosure control procedures that it is currently undertaking, and the difficulty the Company believes it will incur in making these improvements. Please see page 40 of the Form S-1/A.

14.
Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•
economic or industry-wide factors relevant to your company, and

•
material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

  Response:    In response to the Staff's comment, the Company has expanded this section. The Company has also added a new Overview subsection that addresses a number of these topics. Please see pages 27-29 of the Form S-1/A.

Operations, page 31

15.
Please revise this subsection to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Please discuss your mix of CNG and LNG sales and your operations in managing and maintaining natural gas fueling stations, designing and constructing fueling stations, and providing vehicle finance services. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

  Response:    In response to the Staff's comment, the Company has revised this subsection to discuss in more detail the most important matters on which it focuses in evaluating its financial condition and operating performance. The Company also expanded its discussion of these issues in its new Overview subsection. Please see pages 27-29 of the Form S-1/A.

Critical Accounting Policies, page 35

Derivative Activities, page 36

16.
Please revise your disclosure to explain how you determine the fair value of derivatives at each reporting period. If quoted market prices are unavailable, please explain the significant assumptions and estimates used to calculate the fair value. Further, provide a sensitivity analysis that expresses the potential change in net income that would result from hypothetical changes to assumptions and estimates. See Section V of SEC Release No. 33-8350.

  Response:    In response to the Staff's comment, the Company has revised its disclosure to explain that it determines the fair value of derivatives at each reporting period based on quoted market prices. Please see page 36 of the Form S-1/A.

17.
Please explain to us why your derivative instruments, specifically futures contracts, do not qualify for hedge accounting under SFAS 133.

  Response:    The Company supplementally advises the Staff that its futures contracts historically have not qualified for hedge accounting because the Company did not establish and maintain contemporaneous hedge documentation pursuant to the guidance of SFAS No. 133 and related literature. As a result, the Company did not assess whether its futures contracts effectively hedge the Company's forecasted sales transactions. The Company notes that its new risk management policies and procedures now require the Company to attempt to qualify its futures contracts for hedge accounting under SFAS No. 133. Please see pages 33-34 of the Form S-1/A.

Results of Operations, page 39

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005, page 39

18.
This section explains the types of expenses that are included in each operating expense category. However, the dollar amounts mostly repeat information that is available from the face of the income statement. Please expand this information to explain the reasons for period-to-period changes. For example, please discuss the reason that, as you state in the first paragraph of your Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 subsection, there was an increase in the number of CNG and LNG gallons delivered from 26.0 million gallons in 2005 to 32.5 million gallons in 2006. We note that you account only for 1.6 million gallons of the increase due to your new transit customer.

  Response:    The Company notes that no interim financial statements are included in the Form S-1/A. However, in response to the Staff's comment, the Company has expanded its discussion of the reasons for period-to-period changes in its results of operations for the fiscal years ended December 31, 2004, 2005 and 2006. Please see page 41 of the Form S-1/A.

19.
Where you identify intermediate causes of changes in your operating results, ensure you fully describe the reasons underlying such causes. For example, stating that your revenue increase is attributable, in part, to increases in gasoline gallons delivered only identifies the intermediate cause of the change. Please indicate the specific reason or reasons for the volume increase. Additionally, please revise your discussion of price and volume increases to indicate the extent to which price versus volume contributed to the overall change in revenues. In this regard, we are unable to recompute the per gallon increase in price based on your revenues and volumes presented. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

  Response:    The Company supplementally advises the Staff that its revenue is determined by four factors: gallons delivered, the price of gallons delivered, the amount of construction revenue recorded during the period, and effective October 1, 2006, the amount of available tax credits received on its applicable fuel sales. The Company believes it has provided adequate information pertaining to these elements between periods where the item was relevant to explain the change between periods, including the additional information provided in response to comment 18. Specifically, the Company has provided information concerning the increases in its gallons delivered, the sources of the increase in its gallons delivered, its effective price per gallon, the change in its construction revenue between periods, and the amount of tax credits received in 2006. By providing the change in gallons and the effective price between periods, the Company believes the investor can determine the extent to which price versus volume contributed to the overall changes between periods. The effective price per gallon does not derive directly from the volume and revenue numbers because the revenue number contains construction revenue, which is excluded from that calculation.

20.
Where changes in expense items are caused by more than one factor, please quantify the effect of each factor, if possible. For example, you indicate that "Selling, general and administrative" increases in the first six months of 2006 were due to increases in employee headcount as well as raises. Each of these items should be separately quantified. Best practices would also quantify the volume increase in headcount.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to quantify the effect of each factor where changes in expense items are caused by more than one factor. Please see page 43 of the Form S-1/A.

21.
Please disclose any new customers that are material to your operations. For example, please disclose the following customers:

•
the transit customer you obtained in June 2005 that accounted for your 1.6 million gallon increase in the first six months of 2006;

•
the five transit agencies accounting for the 2.7 million gallon increase in the CNG and LNG you delivered in the fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004; and

•
the customer that accounted for your 2.1 million gallon increase in the CNG and LNG you delivered in fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003.

  Response:    In response to the Staff's comment, the Company identified the customers specified in the second bullet point above. The Company also identified the names of two significant transit customers and two significant airport customers obtained in the fiscal year ended December 31, 2006. The disclosures in the first and third bullet points were omitted because no interim financial statements are included in the Form S-1/A and no period-to-period comparison was included in the Form S-1/A for the fiscal years ended December 31, 2003 and 2004. Please see page 41 of the Form S-1/A.

22.
While we understand other (income) expense in most periods is immaterial, you may want to identify the major items that comprise this line item since there is not comparable disclosure in the financial statements.

  Response:    In response to the Staff's comment, the Company has identified major items comprising this line item. Please see page 42 of the Form S-1/A.

23.
Any comments relating to the interim period discussions should also be considered for the annual period comparisons.

  Response:    In response to the Staff's comment, the Company has considered the Staff's comments regarding interim period discussions for the annual period comparisons and revised its disclosure accordingly.

Liquidity and Capital Resources, page 44

Capital Expenditures, page 45

24.
Please disclose the status of any actions you have completed in furtherance of constructing new natural gas fueling stations, purchasing LNG tanker trailers, and acquiring or designing and constructing a new LNG plant in the western United States. Also, please discuss a general time table for when these expenditures will occur and when these operations will be functional.

  Response:    In response to the Staff's comment, the Company has disclosed the status of the capital expenditures described above and has provided a general time table for when these expenditures will occur and when these operations will be functional. Please see page 46 of the Form S-1/A.

Contractual Obligations, page 46

25.
You must include, in your Contractual Obligations table, your purchase obligations as defined in Item 303(a)(5)(ii)(D) of Regulation S-K. In footnote (f) to your table, you state that you have approximately $9.5 million of vehicles under binding purchase agreements. However, footnote (f) appears to correspond to the last row of your table that lists no payments due. Please tell us why you disclose the $9.5 million worth of purchase agreements in a footnote if you have not included this amount in your table. Alternatively, if you have included these payments in your table, please indicate where they are located.

  Response:    In the Form S-1/A, the Company updated its Contractual Obligations table as of the end of its latest fiscal year end balance sheet date, or December 31, 2006. The updated table includes the obligations under the purchase agreements referenced above. Please see page 47 of the Form S-1/A.

26.
Please revise your table of contractual cash obligations to include estimated interest payments on your debt. As the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29, 2003, available at www.sec.gov.

  Response:    In response to the Staff's comment, the Company has revised its table of contractual obligations to clarify that estimated interest payments on its debt are excluded from the table. Please see page 47 of the Form S-1/A.

Business, page 49

27.
Among other business activities, we note you engage in CNG sales, LNG sales, and fueling station operation and maintenance. In this regard, please explain to us how you concluded that these operations comprise only one reportable segment as defined in paragraph 16 of SFAS 131. With reference to paragraph 10 of SFAS 131, please tell us whether or not each of your significant business activities represent separate operating segments and explain to us how you reached this conclusion. If applicable, please explain how you determined it was appropriate to aggregate these operating segments for reporting purposes based on paragraphs 17-24 of SFAS 131.

  Response:    The Company believes it operates in one business segment: selling natural gas as a vehicle fuel to its customers. Within this business segment, the Company offers a turnkey solution to its customers; and the customers may choose any or all of the solution's offerings. The Company assesses its performance based on overall consolidated business results, and does not prepare discrete financial information for each of its business activities (e.g., CNG sales, LNG sales, operations and maintenance sales, construction sales and the like). Moreover, the Company is not structured by business activities, but rather by operating functions (e.g., sales and marketing, engineering and the like) that service all of its business activities. Consequently, the Company does not have any segment managers.

  When determining the allocation of capital, the Company's chief operating decision maker, Andrew Littlefair, reviews projects for individual customers based on their combined economics (i.e., fuel sales, operations and maintenance), and does not assess the individual contributions of each business activity to the overall results of the project. Additionally, the Company presents itself to potential investors and bankers as operating in one business segment. Based on the foregoing, the Company does not believe it has individual operating segments as defined by paragraphs 10-15 of SFAS 131, and therefore concluded that the aggregation criteria and quantitative thresholds in paragraphs 17-24 of SFAS 131 were inapplicable.

Cheaper, page 52,

28.
In your Average California Retail Prices table and your Representative Annual Per Vehicle Fuel Cost Savings table, you base the retail savings of a CNG or LNG vehicle on the prices you charged for CNG and LNG fuel. Also, in your Representative Annual Per Vehicle Fuel Cost Savings table, you estimate the annual fuel usage on the average fleet vehicle usage "based upon experience with our customers." Please discuss how your prices and your customer experience compares with other CNG and LNG providers in your industry. For example, please discuss whether the average California retail prices for CNG would differ if you took into account the prices of CNG from sources besides your own operations. As another example, please discuss whether the estimated annual fuel cost savings would differ if you included retail pricing outside of your retail station pricing.

  Response:    The Company supplementally advises the Staff as follows with respect to CNG and LNG fuel prices and related cost savings:

    •
    CNG.    The Company does not have access to historical data regarding CNG fuel prices charged by other providers, other than posted CNG prices for the public access stations of Southern California Gas Company (SoCalGas), a public utility. See Tab 10 of the Supplemental Binder. The historical prices of SoCalGas (an average of $1.85 and $2.11 per gasoline gallon equivalent in 2005 and 2006, respectively) are lower than the historical prices charged by the Company (an average of $2.15 and $2.16 per gasoline gallon equivalent in 2005 and 2006, respectively) due to public utility pricing regulations affecting SoCalGas. See Tab 11 of the Supplemental Binder. If the SoCalGas prices were included in the tables identified by the Staff, it would reduce the average CNG prices in the table and make a more compelling case for CNG. However, the Company believes its historical prices are a more realistic estimate of the annual fuel cost savings for fleet operators, as fleet vehicles typically refuel at centralized fueling stations, rather than at the public access stations of public utilities. CNG prices at the centralized fueling stations often have different capital recovery requirements and are maintained at higher standards, and fuel prices are therefore generally higher. Although the Company does not have specific data on the CNG prices charged by other non-utility providers, the Company estimates that prices charged by other companies providing natural gas fuels to vehicle fleets are comparable to the prices charged by the Company; and therefore believes that the numbers in the table would not change significantly if those prices were included in the average price numbers.

    •
    LNG.    The Company supplementally advises the Staff that there is no publicly-available data regarding the historical LNG fuel prices charged by other providers. Based on the Company's experience, LNG is sold pursuant to private agreements.

    The Company believes its customers' average fleet vehicle usage is consistent with similar vehicles served by other providers.

Domestic Supply, page 56

29.
Please provide bases for your statements and statistics in this subsection of your document. For example, please disclose your source for the fact that 97% of the natural gas consumed in the United States was supplied from the United States and Canada. As another example, please disclose your source for stating that there is a significant worldwide supply of natural gas relative to crude oil.

  Response:    In response to the Staff's comment, the Company has provided bases for the statements and statistics included in this subsection. Please see page 57 of the Form S-1/A. Please also read the excerpts of the "BP Statistical Review of World Energy, June 2006, Quantifying Energy" set forth in Tab 12 of the Supplemental Binder for the Company's source of the statement that there is a significant worldwide supply of natural gas relative to crude oil. According to the BP review, the ratio of proven natural gas reserves to 2005 natural gas production was 60% greater on a global basis than the ratio of proven crude oil reserves to 2005 crude oil production.

Our Solution, page 56

30.
In the second paragraph on page 57, you state that you offer a variety of pricing alternatives. In this section, or in another appropriate section, please describe further these alternatives.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to describe further these alternatives. Please see page 58 of the Form S-1/A.

Established Brand, page 58

31.
You state that you have established brand recognition in key market segments that you intend to leverage as you enter new regions. Please discuss why you believe you have established this brand recognition and how you intend to leverage this recognition in new regions.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 59-60 of the Form S-1/A.

Operations, page 59

32.
Please disclose whether you believe alternate sources of LNG, and any other raw materials you require, are available at comparable prices should you change your suppliers for any reason. Further, please discuss any other factors that may disrupt the availability of your products and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company has expanded this disclosure. Please see pages 61 and 62 of the Form S-1/A.

Our Station Network, page 60

33.
Please expand your discussion of your stations. For example, of the 168 fueling stations you own or operate, please discuss your average revenues from each station and whether any of them perform particularly better or worse than the other stations and the reasons for any disparate performance. As another example, you state that you have built 60 natural gas fueling stations, please disclose how you obtained the other 108 stations you own or operate.

  Response:    In response to the Staff's comment, the Company has expanded its discussion of its fueling stations. Please see page 62 of the Form S-1/A.

Station Construction and Engineering, page 61

34.
You state that you "strive to standardize" the design of your stations. Please discuss how many of your stations are standardized, whether you will standardize all your stations, and how long this standardization process will take to complete.

  Response:    In response to the Staff's comment, the Company has deleted the text regarding station standardization in its entirety. Please see page 62 of the Form S-1/A.

35.
You state that you are "implementing technology at a number of fueling stations that will lower our costs through managing electricity use to reduce power consumption during peak hours." Please describe this technology and discuss the time it will take to implement.

  Response:    In response to the Staff's comment, the Company has deleted the text quoted above in its entirety. Please see page 62 of the Form S-1/A.

Sales and Marketing, page 61

36.
Please discuss how you plan to expand your sales and marketing team and when you plan to start and complete this expansion.

  Response:    In response to the Staff's comment, the Company has added discussion regarding how and when it plans to expand its sales and marketing team. Please see page 63 of the Form S-1/A.

Customers and Key Markets, page 61

37.
Please disclose whether you are dependent on a single customer or a few customers, a loss of any one or more of which would have a material adverse effect on you. See Item 101(c)(vii) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company has disclosed that it is not dependent on a single customer or few customers, the loss of one or more of which would have a material adverse effect on the Company. Please see page 63 of the Form S-1/A.

Competition, page 66

38.
In many instances in this document, including on the top of page 49, you state that you are "the leading" provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada. Please disclose why you believe you are "the leading" provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada. In this regard, please disclose the particular markets in which you compete, estimate the number of your competitors, and discuss your competitive position in your industry in greater detail. See Item 101(c)(x) of Regulation S-K

  Response:    In response to the Staff's comment, the Company has expanded the disclosure in the Competition section. Please see page 68 of the Form S-1/A.

  The Company supplementally advises the Staff that the natural gas fuel supply market is not covered comprehensively by analysts, and consequently third party studies of market share for this market are unavailable. Notwithstanding the foregoing, the Company is confident that it is the leading provider in this market based on the factors discussed below.

  As stated in the Competition section, the Company has identified three main competitors: (1) Trillium USA / Pinnacle CNG; (2) Hanover Compressor Company; and (3) Apollo Resources International, Inc., which acquired Applied LNG Technologies USA, LLC. With respect to these competitors, the Company supplementally advises the Staff that it believes it is the "leading provider of natural gas as an alternative fuel for vehicle fleets" based on the number of stations operated and the amount of gasoline gallon equivalents of natural gas fuels delivered, as explained in more detail below.

  Trillium USA / Pinnacle CNG.    These two companies are owned by the same parent but, to the Company's knowledge, generally operate as two separate businesses. Trillium USA ("Trillium"), the larger of the two companies, has focused primarily on selling CNG to transit agencies. The Company monitors Trillium's activities and growth because transit agency contracts are awarded through a public bid process and the Company competes for some of the same contracts. To the Company's knowledge, Trillium currently owns or operates less than 20 fueling stations, of which approximately nine serve transit property locations. Trillium also serves one airport and has no known refuse operations. Trillium's annual volume of CNG gasoline gallon equivalents delivered is approximately 27.2 million, as recently reported on October 11, 2006 by an executive officer of Trillium in a panel discussion at the South Coast AQMD's Southern California Clean Vehicle Technology EXPO in Ontario, California (at which one of the Company's executive officers was present). This volume figure is supported by: (1) the attached financial statement of Trillium provided by the NYMTA as a result of a public records request in response to a competitive bid; (2) the attached website printout which states that Trillium "fuel[s] more than 1,750 transit buses per day, displacing more than 20 million gallons of diesel every year;" and (3) the attached website printout which states that Trillium delivers "more than 30 million therms of CNG per year." See Tabs 13, 14 and 15 in the Supplemental Binder. To the Company's knowledge, Trillium does not supply LNG.

  Pinnacle CNG ("Pinnacle") reports on its web site that it operates 15 stations. See Tab 16 in the Supplemental Binder. The Company has knowledge of many of Pinnacle's customers and believes its annual volume of gasoline gallon equivalents of CNG delivered (estimated to be between three and six million gasoline gallon equivalents) is substantially less than Trillium. To the Company's knowledge, Pinnacle primarily serves municipalities and school districts and its customers include a transit agency, one airport, two refuse haulers and a mix of other customers. To the Company's knowledge, Pinnacle does not supply LNG.

  Hanover Compressor Company.    A small division of Hanover Compressor Company ("Hanover") focuses on building CNG stations that serve the transit industry. The Company has bid repeatedly against Hanover for transit industry projects and, by virtue of this experience, is familiar with Hanover's operations. Hanover has approximately nine transit stations: five stations that serve LA MTA (California); two stations that serve WMATA (greater Washington DC area); one station that serves MBTA (Boston), and one station that serves Montgomery County Transit (Maryland). Hanover's web site states that it serves about 1,200 transit buses. See Tab 17 in the Supplemental Binder. The Company estimates its volume to be between 22 and 25 million gasoline gallon equivalents of CNG annually. To the Company's knowledge, Hanover does not supply LNG.

  Applied LNG Technologies USA, LLC/Apollo Resources International, Inc./Earth Biofuels, Inc.    Based on its industry knowledge, the Company historically has recognized Applied LNG Technologies USA, LLC ("ALT") as its largest LNG competitor. In November 2005, ALT was acquired by Apollo LNG, Inc., a subsidiary of Apollo Resources International, Inc. (OTC BB:AAOR.OB) ("Apollo"); and in November 2006, Apollo LNG, Inc. (now d/b/a as Earth LNG, Inc.) was acquired by Earth Biofuels, Inc. ("EBI"). The Company hereafter refers to this competing LNG business as "Earth LNG." To the Company's knowledge, Apollo was not involved in the LNG business before its acquisition of ALT, and EBI was not involved in the LNG business before its acquisition of Apollo LNG, Inc.

  The Company is familiar with Earth LNG because the Company and Earth LNG frequently bid on the same fuel supply contracts. Based on a December 15, 2005 press release issued by ALT in connection with its acquisition by Apollo, the Company believes that ALT supplied 38,259,000 LNG gallons (or approximately 25.5 gasoline gallon equivalents) during its fiscal year ended September 30, 2005. See Tab 18 of Supplemental Binder. The Company believes these volumes have since declined because the Company has recently acquired several Earth LNG customers, including Santa Monica Big Blue Bus, Dallas Area Rapid Transit and LAX. The Company believes Earth LNG delivers LNG to approximately 25 stations. To the Company's knowledge, Earth LNG does not supply CNG, except for at one station located in Ontario, California, which supplies both CNG and LNG.

  Other Competitors.    Based on the Company's continuing involvement in the natural gas fuels market, the Company believes its remaining competitors are small, regionally-based operations without the depth or experience to bid on large projects. The only other station operators generally consist of private use fleet stations or those operated by public utilities; and utilities, as a competitor, have generally exited the market and are no longer building public stations.

  Comparison to Competitors—United States.    In comparison to the Company's largest competitors referenced above, the Company is the "leading provider" based on the number of fueling stations operated and the amount of gasoline gallon equivalents of natural gas fuels delivered:

  •
  Fueling stations. The Company delivers fuel to 136 stations in the United States, 105 of which supply CNG and 31 of which supply LNG. As stated above, the Company believes Trillium and Pinnacle together deliver fuel to 35 or fewer CNG stations, Hanover delivers fuel to approximately nine CNG stations and Earth LNG delivers fuel to approximately 25 stations.

  •
  Gasoline gallon equivalents delivered. In 2006, according to the U.S. Department of Energy's Energy Information Administration, 347 million gasoline gallon equivalents of natural gas were consumed for vehicular use in the United States. See Tab 19 of the Supplemental Binder. CNG and LNG supplied by the Company accounted for approximately 19.7% of this total, or 68.4 million gasoline gallon equivalents. In comparison, the Company believes Trillium supplied approximately 9.3% of this total, or 37.5 million gasoline gallon equivalents, Hanover supplied approximately 7% of this total, or 22-25 million gasoline gallon equivalents, Earth LNG supplied approximately 7% of this total, or 25.5 million gasoline gallon equivalents, and Pinnacle supplied approximately 2% of this total, or 3-6 million gasoline gallon equivalents. To the Company's knowledge, the remainder of the total natural gas consumed for vehicle use was supplied primarily by a number of small, regionally-based private use fleet stations and public utilities.

  As shown above, the Company operates approximately four times the number of fueling stations as the next largest competitor, and supplies at least twice the amount of natural gas as the next largest competitor (based on 2005 numbers). Moreover, the Company believes it is the only provider of both CNG and LNG on a significant scale. Based on these facts, the Company believes it has strong evidence to support the statement that it is "the leading" provider of natural gas as an alternative fuel for vehicle fleets in the United States.

  Comparison to Competitors—Canada.    The previously identified competitors do not operate in Canada. Public utilities in several Canadian provinces operate several natural gas fueling stations that are available for public use, but generally are no longer building stations or otherwise developing the market. As provided in a report by the Canadian NGV Alliance (CNGVA) to the agency Natural Resources Canada, there are a total of 98 public stations in four Canadian provinces. See Tab 20 of the Supplemental Binder. The Company serves 33 public access CNG stations (33%) in two of the four provinces. The same report also identifies that approximately 10 million cubic meters of natural gas are sold at these stations. Further, as reported by the Canadian Urban Transit Association (CUTA) in its most recent Canadian Transit Fact Book (based on 2005 data) an additional 13 million cubic meters are sold to the transit segment. See Tab 21 of the Supplemental Binder. The Company operates two of the three recognized CNG transit properties and is currently finalizing negotiations to assume the third facility. The Company believes that the final sales segment, private stations, is small; and that the amount of natural gas sold at private stations for use in fleets is minimal because the robust public utility station networks (and initial utility support) in the provinces has largely negated the need for private stations. Consequently, the Company believes approximately 23 million cubic meters or 6.5 million gasoline gallon equivalents of natural gas were used in Canada's vehicular market in 2005. The Company's current sales equate to approximately 35% of this total, or approximately 2.3 million gasoline gallon equivalents. With no recognized competitors, and in consideration of the Company operating approximately 33% of public stations and supplying 35% of the total natural gas sold for vehicle use, the Company believes it has strong support for the statement that it is the "leading provider" of natural gas as an alternative fuel for vehicle fleets in Canada.

Government Regulation and Environmental Matters, page 67

39.
You disclose the regulations that significantly impact your operations. Additionally, please discuss the material effects that compliance with these regulations may have upon your capital expenditures, earnings, and competitive position. See Item 101(c)(xii) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company has disclosed that compliance with governmental regulations has not had a material effect on the Company's capital expenditures, earnings and competitive position. Please see pages 70 and 71 of the Form S-1/A.

Legal Proceedings, page 69

40.
We note a June 30, 2006 article in The Press Enterprise of Riverside, CA which indicates that you agreed to a settlement with SunLine Transit Agency after it accused you of providing Richard Cromwell III with cash, vacations, and other gifts while he was head of SunLine. The article indicates that the settlement requires you to pay SunLine $150,000 in cash and you will agree not to attempt to collect the almost $800,000 that SunLine owes you in natural gas charges. Also, the article states that Mr. Cromwell is working currently as a consultant for you. Please discuss this litigation, its impact on you, and Mr. Cromwell's relationship to you in this section or in a more appropriate section of your document.

  Response:    The Company does not believe a discussion of this litigation is required under Item 103 of Regulation S-K because the case was settled before the filing of the Registration Statement and is no longer pending. With reference to Instruction 2 to Item 103 of Regulation S-K, the Company also believes this litigation is immaterial and does not need to be disclosed under Legal Proceedings or elsewhere in the document because the amount involved, exclusive of interest and costs, was less than 10% of the current assets of the Company and its subsidiaries on a consolidated basis at the time of settlement. At December 31, 2006, the Company and its subsidiaries on a consolidated basis had current assets of approximately $56.5 million. Furthermore, the Company does not believe that this litigation is otherwise material to its business or prospects. The Company also supplementally advises the Staff that the Company obtained, as part of the settlement, Sunline's ownership interest in four CNG stations and the forgiveness of all royalties owed to Sunline related to fuel sales from inception of the stations through the settlement date. Consequently, the impact of this litigation on the Company's statement of operations was immaterial. Mr. Cromwell continues to serve as a consultant to the Company.

Board Committees, page 72

41.
You state that the composition of your committees will meet the criteria for independence under Nasdaq's and our rules, and that Mr. Miller qualifies as an audit committee financial expert under Nasdaq's and our rules. Please advise us the reasons that you believe your particular committee members meet the independence requirements. We note specifically that David Demers, a director of yours who you indicate is independent, is the chief executive officer and a director of Westport Innovations, Inc., which beneficially owns 6.2% of your outstanding shares.

  Response:    The Company supplementally advises the Staff that it believes its specified committee members, as applicable, qualify as independent directors for the following reasons:

    •
    Audit Committee. In February 2007, the Company's board of directors consulted with each member of the audit committee (David R. Demers, James C. Miller III and John S. Herrington) regarding board independence and reviewed a questionnaire completed by each of these directors that addressed board independence. Based on this consultation and review, the Company's board of directors found that each of Mr. Demers, Mr. Miller and Mr. Herrington: (1) has not accepted and is not currently accepting, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof (other than in his capacity as a member of the Company's audit committee, the board of directors or any other board committee); and (2) is not an affiliated person of the Company or any subsidiary thereof (other than in his capacity as a member of the Company's audit committee, the board of directors or any other board committee); and therefore concluded that each member of the audit committee is independent as defined in Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended. Based on the foregoing consultation and review, the Company's board of directors also found that each of Mr. Demers, Mr. Miller and Mr. Herrington: (1) does not have a relationship with the Company which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director; and (2) does not have a specified relationship with the Company that automatically disqualifies him from being an independent director under Nasdaq Marketplace Rule 4200(a)(15); and the Company's board of directors therefore concluded that each member of the audit committee is independent as defined in Nasdaq Marketplace Rule 4200(a)(15). With respect to Mr. Demers, the Company's board of directors further found that Westport Innovations, Inc. does not control, is not controlled by and is not under common control with the Company (directly or indirectly through one or more intermediaries), and thus is not an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended; and therefore concluded Mr. Demers is not an "affiliated person" with respect to the Company on account of the fact he is the chief executive officer and a director of Westport Innovations, Inc.

    •
    Compensation Committee. In February 2007, the Company's board of directors consulted with each member of the compensation committee (John S. Herrington, Kenneth M. Socha and Warren I. Mitchell) regarding board independence and reviewed a questionnaire completed by each of these directors that addressed board independence. Based on this consultation and review, the Company's board of directors found that each of Mr. Herrington and Mr. Socha: (1) does not have a relationship with the Company which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director; and (2) does not have a specified relationship with the Company that automatically disqualifies him from being an independent director under Nasdaq Marketplace Rule 4200(a)(15); and the Company's board of directors therefore concluded that each of Mr. Socha and Mr. Herrington is independent as defined in Nasdaq Marketplace Rule 4200(a)(15). The Company's board of directors also concluded that Mr. Mitchell does not qualify as an independent director under Nasdaq Marketplace Rule 4200(a)(15) because of payments totaling $97,375 received by Mr. Mitchell from the Company relating to consulting services rendered to the Company by Mr. Mitchell in 2006. For more information about this consulting arrangement, please see footnote 4 to the Director Summary Compensation Table on page 89 of the Form S-1/A. Because the Company will be listing its shares on the Nasdaq Global Market in connection with its initial public offering of common stock, the Company notes that its compensation committee is not required to consist entirely of independent directors until one year after listing, in accordance with Nasdaq Marketplace Rule 4350(a)(5), and will therefore be in compliance with Nasdaq's director independence rules until that time. The Company's board of directors will re-evaluate Mr. Mitchell's independence within one year of listing; and if he is not deemed to be independent by one year of listing, he will be removed from the compensation committee or replaced by a director that meets the independence requirements of Nasdaq Marketplace Rule 4200(a)(15).

    •
    Nominating and Governance Committee. In February 2007, the Company's board of directors consulted with each member of the nominating and governance committee (David R. Demers, John S. Herrington, Boone Pickens and Kenneth M. Socha) regarding board independence and reviewed a questionnaire completed by each of these directors that addressed board independence. As described above, the Company's board of directors concluded that Mr. Demers, Mr. Herrington and Mr. Socha are independent as defined in Nasdaq Marketplace Rule 4200(a)(15). However, the Company's board of directors concluded that Mr. Pickens was not independent as defined in Nasdaq Rule 4200(a)(15) because of his interest in BP Capital L.P., a firm which provides the Company advice in connection with its natural gas acquisitions and derivative activities. Please see "Certain Relationships and Related Party Transactions" on page 94 of the Form S-1/A. Because the Company will be listing its shares on the Nasdaq Global Market in connection with its initial public offering of common stock, the Company notes that its nominating and governance committee is not required to consist entirely of independent directors until one year after listing, in accordance with Nasdaq Marketplace Rule 4350(a)(5), and will therefore be in compliance with Nasdaq's director independence rules until that time. The Company's board of directors will re-evaluate Mr. Pickens' independence within one year of listing; and if he is not deemed to be independent by one year of listing, he will be removed from the nominating and governance committee or replaced by a director that meets the independence requirements of Nasdaq Marketplace Rule 4200(a)(15).

    •
    Derivative Committee. The members of the derivative committee are not required to be independent directors under Nasdaq or SEC rules.

Director Compensation, page 74

42.
Please disclose the exercise price of the options given to your directors as compensation for their services. See Item 402(g) of Regulation S-K.

  Response:    The Company notes that its prior disclosure regarding director compensation has been replaced in its entirety with new disclosure in light of the Commission's revised executive compensation and related party disclosure rules. In response to the Staff's comment, the Company has disclosed the exercise price of these options in footnote 2 to the Director Summary Compensation Table. Please see page 89 of the Form S-1/A.

Certain Relationships and Related Party Transactions, page 83

43.
You state that you pay BP Capital L.P. a monthly fee of $10,000 and a commission equal to 20% of your realized gains, net of realized losses, during a calendar year relating to the purchase and sale of natural gas futures contracts and other natural gas derivative transactions. Also, you state that Boone Pickens, your largest stockholder and director, is the principal of BP Capital. Further, you state that you entered into a $50 million, unsecured, revolving promissory note with Mr. Pickens, which allows you to borrow and repay up to $50 million in principal at any time prior to the maturity of the note. Please tell us whether the terms you negotiated with BP Capital and Mr. Pickens are equivalent to terms you would have negotiated with an unaffiliated, third party in an arms-length transaction. If not, please disclose the difference in the terms you negotiated with BP Capital and Mr. Pickens and the terms you would have negotiated with an unaffiliated, third party and the reasons for any disparity.

  Response:    With respect to each related party transaction noted by the Staff above, the Company supplementally advises the Staff that the Company believes the terms it negotiated with BP Capital and Mr. Pickens, taken as a whole, were substantially similar to the terms it would have negotiated with an unaffiliated, third party in an arms-length transaction.

  The Company also notes that it amended the investment advisory agreement with BP Capital in March 2007, amended the $50 million revolving promissory note with Mr. Pickens in August 2006 (to increase the Company's maximum borrowing amount to $100 million), and cancelled the revolving promissory note with Mr. Pickens in December 2006 in connection with an obligation transfer and securities purchase agreement with Mr. Pickens. Each of the foregoing transactions is described in "Certain Relationships and Related Party Transactions" beginning on page 94 of the Form S-1/A; and with respect to each such transaction, the Company supplementally advises the Staff that the Company believes the terms it negotiated with BP Capital and Mr. Pickens, taken as a whole, were substantially similar to, or more beneficial to the Company, than the terms it would have negotiated with an unaffiliated, third party in an arms-length transaction.

Sales of Common Stock, page 84

44.
Please tell us whether the shares issued upon conversion of the secured convertible promissory notes in April 2006 were issued at a conversion rate specified in the convertible promissory notes since the purchase price set forth differs from the $2.96 issue price for other issuances.

  Response:    The Company supplementally advises the Staff that the shares issued upon conversion of the secured convertible promissory notes in April 2006 were issued at a conversion rate specified in the convertible promissory notes. The specified rate was $3.41 per share.

Principal and Selling Stockholders, page 85

45.
We note you present the information in this section as of June 30, 2006. Please update the information in this section so it is presented as of the most recent practicable date. See Item 403(a) of Regulation S-K.

  Response:    The Company has updated this information as requested. Please see page 97 of the Form S-1/A.

46.
Please disclose how each of your selling shareholders received its beneficially owned shares.

  Response:    The Company supplementally advises the Staff that it has not finalized the list of selling stockholders. The Company notes the Staff's comment and, following its completion of the selling stockholder list, will disclose how each of the selling stockholders received its beneficially owned shares.

47.
Please disclose whether any other selling security holder is a broker-dealer. If so, please identify specifically that shareholder as an underwriter.

  Response:    The Company supplementally advises the Staff that it has not finalized the list of selling stockholders. The Company notes the Staff's comment and, following its completion of the selling stockholder list, will disclose if any selling stockholder is a broker-dealer and will identify such stockholder as an underwriter.

48.
Also, for each selling security holder that is an affiliate of a broker-dealer, please disclose if true that:

•
the seller purchased the securities to be resold in the ordinary course of business; and

•
at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

  If either of these statements is not true, please disclose that the shareholder is an underwriter. We may have additional comments upon reviewing your response.

  Response:    The Company supplementally advises the Staff that it has not finalized the list of selling stockholders. The Company notes of the Staff's comment and, following its completion of the selling stockholder list, will make the disclosures requested above for any selling stockholder that is an affiliate of a broker-dealer.

Description of Capital Stock, page 87

49.
We note that you state that the outstanding shares of common stock and all of the shares issued in this offering will be non-assessable. This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying.

  Response:    In response to the Staff's comment, the Company has deleted the statement that all outstanding shares of common stock are non-assessable. Please see page 99 of the Form S-1/A.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

50.
We note you have foreign operations for which the functional currency is the Canadian dollar. In light of this fact, please explain to us why your statement of cash flows does not include a separate section to report the effect of exchange rate changes on cash balances held in foreign currencies. If you do not hold Canadian dollars, please tell us why the Canadian dollar qualifies as the functional currency as detailed in Appendix A to SFAS 52. If the effect on the statement of cash flows is not material, please demonstrate this to us.

  Response:    The Company supplementally advises the Staff that the Company holds Canadian dollars and that the functional currency is the Canadian dollar. The statement of cash flows does not include a separate section to report the effect of exchange rate changes on cash balances held in foreign countries because the amount is immaterial. The Company's cash balance in Canadian dollars at December 31, 2006 was $97,088 and the effect of the exchange rate change is approximately U.S. $39.

Notes to Consolidated Financial Statements, page F-7

Note (1) Summary of Significant Accounting Policies, page F-7

51.
Please tell us whether or not you incur costs related to the transportation of natural gas from your facilities to the customer's designated location. If so, please tell us where these costs are classified in your statement of operations. If they are significant and are not included in cost of sales, please disclose the amount or amounts of these costs and the line item or items in which they are classified. Additionally, please justify why they should be excluded from cost of sales. Finally, disclose the line item in which you include amounts paid to you by customers for the transportation of natural gas, if applicable.

  Response:    The Company supplementally advises the Staff that, on its LNG sales, the Company incurs costs of transportation related to transporting the LNG from the production facility to the customer's designated location. All such transportation costs are included in cost of sales. The Company's customers do not pay it separately for transportation costs.

Note (1)(1) Stock-Based Compensation, page F-10

52.
We note you disclosed the pro forma effects of applying SFAS 123 in Note 5. Please revise to include this disclosure in Note 1, Summary of Significant Accounting Policies, in accordance with paragraph 45 of SFAS 123, as amended by paragraph 2(e) of SFAS 148.

  Response:    In response to the Staff's comment, the Company has included this disclosure in Note 1, Summary of Significant Accounting Policies. Please see page F-10 of the Form S-1/A.

Note (2) Acquisitions, page F-13

Note (2)(b) Blue Energy & Technologies, L.L.C., page F-13

53.
We assume you included the fair value of the warrants issued in connection with the acquisition of Blue Energy in the purchase price. If not, please explain this in detail. Regardless, please tell us how you accounted for the warrants upon issuance and thereafter. In particular, please tell us whether you accounted for the warrants as derivative liabilities under SFAS 133 and the reasons for such determination. If you determined the warrants were not derivatives based on the exception provided in paragraph 11(a) of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

  Response:    In response to the Staff's comment, the Company has provided additional disclosure applicable to the transaction. Please see page F-14 of the Form S-1/A. The Company supplementally advises the Staff as follows with respect to the Staff's other questions included in the comment:

  Warrant A. The Company initially attributed no value to Warrant A, which the Company issued to protect the holder from dilution. At that time, all of the Company's stockholders had identical warrants that required them to purchase additional common shares at $2.96 per share at the Company's option. These warrants were required to be called proportionately by the Company so the stockholders could maintain their relative ownership. At the time of issuance, the Company considered whether the warrants were derivative instruments under EITF 00-19. The warrants were indexed in the Company's own stock, and upon exercise, would be classified in stockholder's equity. In addition, the warrants could not be net cash settled and did not have terms or conditions that would make them settled outside equity. The Company also notes the following:

  •
  There was no requirement for the Company to deliver registered shares upon warrant exercise.

  •
  The Company had sufficient authorized and unissued shares available to deliver upon warrant exercise.

  •
  The warrants were for a specific maximum number of shares.

  •
  There were no required payments to the holders of the warrants in the event that the Company failed to make a filing with the SEC.

  •
  There was no guaranteed value of common shares to be issued upon exercise of the warrants.

  •
  The holder of the warrants had no rights that rank higher than those of a common stockholder.

  •
  There was no requirement for the Company to post any collateral.

  Consequently, the Company determined the warrants were not derivatives under EITF 00-19.

  Warrant B. Warrant B was contingent consideration for the acquisition of Blue Energy; and under SFAS No. 141, Paragraphs 25-27, would not have been recorded unless the contingency had been resolved. Subsequently, the contingency was not resolved and the holder relinquished its rights to the warrants.

Note (5) Stockholders' Equity, page F-14

Note (5)(b) Stock Option Plan, page F-14

54.
In accordance with paragraph 48 of SFAS 123, please disclose the weighted average remaining contractual life for stock options outstanding.

  Response:    In response to the Staff's comment, the Company has disclosed the weighted average remaining contractual life for stock options outstanding. Please see page F-16 of the Form S-1/A.

55.
Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, options to acquire common stock, warrants, and any other instrument that is convertible into common stock.

•
the date of each issuance;

•
a description of the instrument issued;

•
the number of shares or options issued including the exercise terms;

•
the fair value of the underlying common stock on each issuance date;

  •
  a detailed description of how the fair value of the underlying share on each date was determined; and

  •
  the amount of compensation expense recorded in your financial statements associated with each issuance.

  Please note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we view the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, if you anticipated that the initial public offering price is more than the estimated fair value of the underlying stock upon which compensation expense was measured, your response should discuss and quantify the intervening economic events that occurred operationally, financially, and otherwise between the issuance date and the date you filed your registration statement that caused fluctuation or fluctuations in the fair value of your stock. If you obtained an independent appraisal or appraisals, please provide us a copy of the report or reports.

  Finally, please provide us a time line of the discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

  Response:    In response to the Staff's comment, the Company supplementally provides the following schedule relating to securities issuances since the beginning of the Company's most recently completed fiscal year. The schedule does not include shares of common stock issued upon the exercise of options or warrants that were issued before January 1, 2006, which issuances of common stock in each case are listed in "Certain Relationships and Related Party Transactions—Sales of Common Stock" (except for an aggregate of 15,750 shares issued to three employees upon the exercise of options when these employees departed from the Company). Please see pages 95-96 of the Form S-1/A.

Date	Description	Total Number of Underlying Shares	Term	Exercise Price	Fair Market Value of Common Stock	Compensation Expense Recorded Consolidated Statement of Operations for Fiscal Year Ended December 31, 2006
5/17/2006	Option grant to one consultant	25,000	(1)	$3.86	$10.00	$53,000
12/28/2006	Warrant grant to Boone Pickens, majority stockholder	15,000,000	(2)	$10.00	$10.00	$0

(1)
This option vests over a period of three years in annual installments, but will vest and become 100% exercisable on the date of an underwritten public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act. The option has a term of 10 years.

(2)
This warrant is immediately exercisable and has a term of five years.

  In November 2005, the Company's board of directors authorized management to investigate the possibility of an initial public offering of the Company's common stock. In December 2005, management met informally with a few investment banks to discuss this topic; but in January 2006 the board of directors decided to defer the assessment of a public offering for six to eight months. Subsequently, the board of directors decided to accelerate its pursuit of a public offering, and management began meeting formally with investment bankers in April and May 2006. On May 17, 2006, two investment banks presented to the Company's board of directors their preliminary valuations of the Company, which were between $525 million and $775 million, excluding proceeds from the public offering. At this meeting, the Company's board of directors authorized management to pursue the offering formally.

  Based on the preliminary valuations of the two investment banks presented on May 17, 2006, the Company's board of directors determined a valuation of $10.00 per share for the Company's common stock using the following methodology: The Company averaged the preliminary per share valuations reached by the two investment banks ($9.31 and $13.00) based on comparable public company multiples of the Company's projected revenue results for its 2007 fiscal year, and subtracted from the average per share valuation ($11.16) a liquidity discount of approximately 10% ($1.16 per share) to reach a valuation of $10.00 per share. This valuation was near the high end of the range of potential valuations ($8.93 to $10.04) given liquidity discounts of 10% to 20%.

  On May 17, 2006, the Company granted to a consultant a special stock option to purchase up to 25,000 shares at an exercise price of $3.86 per share. The reason the Company granted an in-the-money option on that date was because the Company's board of directors had orally agreed a few months earlier to grant the option to the consultant at $3.86 per share, but had not yet taken the administrative steps to process the grant and related documentation. At the time of the oral agreement, the Company's board of directors believed the fair market value of the Company's common stock was $3.86 per share, the price at which Boone Pickens had recently bought all of the shares of common stock held by Terasen, Inc., which was the Company's largest stockholder at the time of the sale (October 2005), for a total purchase price of $36.1 million. The Company recorded approximately $53,000 of expense during 2006 related to the special stock option.

  The Company believes the $10.00 per share valuation continued through December 28, 2006, the date on which the Company granted to Boone Pickens a warrant to purchase up to 15,000,000 shares of common stock at a purchase price of $10.00 per share in connection with an obligation transfer and securities purchase agreement with Mr. Pickens. For more information about this transaction, please see page 94 of the Form S-1/A.

  The Company has never received an independent appraisal of its shares.

Note (6) Income Taxes, page F-17

56.
We note the existence of net operating losses that give rise to deferred tax assets. Please advise whether these net operating losses are exclusively foreign net operating losses and whether they are the tax equivalent of the amounts disclosed on page F-18. If so, please tell us why they would be limited by the change in control provisions of IRC Section 382. In this regard, please advise whether foreign net operating losses can be offset against domestic income for tax purposes. If not, and if any portion is domestic net operating losses, please disclose the net operating loss carryforwards by jurisdiction. Finally, please tell us why the deferred tax asset relating to this item decreased substantially from 2004 to 2005.

  Response:    The Company supplementally advises the Staff that the net operation loss (NOL) disclosed in the tax footnote for 2005 as a deferred asset exclusively relates to the Canadian NOL carryover. The change in control provisions of IRC Section 382 would not apply to the utilization of the Canadian NOL carryover. The reference to IRC Section 382 related to the fact that there was a change in control as defined under IRC Section 382 in 2005 that may have impacted the utilization of the federal and state NOL carryover from 2004 into 2005. The limitation as provided under IRC Section 382 was sufficient to allow the utilization of the entire federal and state NOL in 2005. The Canadian NOL carryover may not offset federal and state taxable income.

  The only NOL carryforward at December 31, 2005 is a Canadian NOL carryforward and there are not any federal or state NOL carryforwards. The reduction in the deferred tax asset for NOL carryforwards from 2004 to 2005 relates to the utilization of the entire NOL carryforwards for federal and state income tax purposes for the year ended December 31, 2005. Approximately $13.5 million, $7.3 million and $4.6 million of federal, California and Arizona NOL carryforwards were utilized for the year ended December 31, 2005.

Note (7) Commitments and Contingencies, page F-18

Take or Pay LNG Supply Contracts, page F-19

57.
With respect to your take or pay arrangements, please disclose:

•
The term of the obligation or obligations;

•
The amount of the fixed and determinable portion of the obligation or obligations as of the date of the latest balance sheet presented in the aggregate and, if determinable, for each of the five succeeding fiscal years;

•
The nature of any variable components of the obligation or obligations; and

•
The amounts purchased under the obligation or obligations for each period for which an income statement is presented.

  See the requirements of paragraph 7 of SFAS 47.

  Response:    In response to the Staff's comment, the Company has disclosed the additional information specified above regarding its take or pay contracts. Please see page F-21 of the Form S-1/A.

Note (8) Long-Term Debt, page F-19

58.
Please tell us how you accounted for the embedded call present in your convertible promissory notes at issuance. In this regard, please explain your consideration of whether any of the conversion features represented embedded derivatives requiring separation from the host contracts, as contemplated in paragraph 12 of SFAS 133. If you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11(a) of SFAS 133, please tell us in detail how you applied EITF 00 -19 in arriving at your conclusion. We are particularly interested for you to tell us how the conversion price is determined and how the conversion price affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe any conversion price adjustment provisions represent "standard anti-dilution provisions," as that term is contemplated in EITF 05-2, please explain in detail your position.

  To the extent you determined that the embedded conversion features are not covered by SFAS 133, please tell us how you accounted for the embedded conversion features under EITFs 98-5 and 00-27, including whether you have recorded a beneficial conversion feature associated with these instruments and why or why not. Please be sure to address your consideration of how the conversion price, which appeared to adjust, affected your accounting under these EITFs.

  Response:    The Company supplementally advises the Staff that the embedded call provisions in the convertible promissory notes do not qualify as embedded derivative instruments based on the exceptions in paragraph 12 of SFAS No. 133, as the call provisions are indexed in the Company's own stock and upon exercise they would be classified in stockholders' equity. The Company has analyzed this determination under EITF 00-19, noting the warrants cannot be net cash settled and do not have terms or conditions that would cause them to be settled outside equity. The Company notes the following:

  •
  There was no requirement for the Company to deliver registered shares upon the conversion to common stock.

  •
  The Company had sufficient authorized and unissued shares available to deliver upon the exercise of the conversion.

  •
  The call provision allowed for the conversion of a specific maximum number of shares.

  •
  There was no required payment to the holders of the convertible promissory notes (and therefore the call provision) in the event that the Company failed to make a filing with the SEC.

  •
  There was no guaranteed value of common shares to be issued upon exercise of the call provisions.

  •
  The holder of the call provision had no rights that rank higher than those of a common shareholder.

  •
  There was no requirement for the Company to post any collateral.

  The estimated fair value of the Company's common stock was $2.96 on the date of issuance of the convertible promissory notes. The conversion price of $3.41 per share was established at issuance, and the conversion price is adjusted for stock splits and dividends, if any. The Company also considered whether or not there was a beneficial conversion feature to the holders upon issuance of the convertible promissory notes and concluded that no beneficial conversion features exist. As a result, the Company did not separately account for the call provisions in the convertible promissory notes since their issuance.

Note (16) Earnings Per Share, page F-26

59.
You had outstanding convertible promissory notes, stock options, and warrants during 2003, 2004, and the six months ended June 30, 2005; yet, you assumed no shares were issued upon the conversion or exercise of these securities in your diluted earnings per share calculations in those periods. Please tell us why, with supporting calculations, including any analysis of the fair value of underlying equity securities. If these securities were not included in the calculations because to do so would have been antidilutive for those periods, please provide the disclosure called for by paragraph 40(c) of SFAS 128. We may have further comment.

  Response:    In response to the Staff's comment, the Company has disclosed its rationale for excluding these securities from diluted earnings per share. Please see pages F-28 and F-29 of the Form S-1/A.

Note J—Earnings Per Share, page F-35

60.
As the reconciliation presented on page F-35 includes antidilutive securities in the fiscal 2006 quarterly periods, diluted earnings per share, if calculated from the reconciliation, differs from diluted earnings per share as presented on the statement of operations. More specifically, it appears you correctly did not use "Shares used in computing diluted earnings per share" in your actual calculation of diluted earnings per share; yet you presented and labeled this item as if it were used in the calculation. Therefore, please revise Note J so that diluted earnings per share, if calculated from the reconciliation, agrees with the statement of operations. Nonetheless, for periods in which securities are antidilutive as a result of a net loss and an increase in the weighted average number of shares, we believe the presentation of the incremental shares assumed to be issued provides beneficial dilution information to a user. Therefore, please revise your presentation to separately disclose the incremental shares assumed issued upon the conversion of securities apart from the reconciliation.

  Response:    The Company notes the Form S-1/A contains no interim financial statements and that the disclosure addressed by the Staff's comment has been deleted. The Company notes the Staff's comment for future filings.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

61.
For the private placements you described in this section, please state briefly the facts that you relied upon for the exemption.

  Response:    In response to the Staff's comment, the Company revised the disclosure on page II-1 with respect to each private placement to state briefly the facts upon which the Company relied to establish the applicable exemption.

Item 16. Exhibits and Financial Statement Schedules, page II-2

62.
Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

  Response:    The Company will comply with the Staff's comment and provide all required exhibits in a timely manner before requesting effectiveness of the Registration Statement. The Company has filed several additional exhibits with Form S-1/A and will file any remaining exhibits in a subsequent amendment.

63.
Specifically, please be sure to provide Schedule II—Valuation and Qualifying Accounts. This schedule should include the activity in your allowance for doubtful accounts. Alternatively, you may provide the required rollforward in the footnotes to your financial statements. If you concluded the allowance is immaterial, please demonstrate this to us. See Items 1l(e) and 16 (b) of Form S-1 and Rules 5-04(c) and 12-09 of Regulation S-X.

  Response:    In response to the Staff's Comment, the Company has provided Schedule II—Valuation and Qualifying Accounts. Please see page S-1 of the Form S-1/A.

          Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,
John J. Hentrich for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Andrew J. Littlefair
Richard R. Wheeler
Stephen A. Massad
Felix P. Phillips